Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406 Mirae Asset Discovery Funds Answering Machine Script Hello. This is Robert Creamer, Secretary of the Mirae Asset Discovery Funds, and we are calling to ask for your help. With the proposal to reorganize the Mirae Asset mutual funds, into exchange-traded funds, all shareholders of record are being asked to vote on this very important matter, on or before a Special Meeting of Shareholders, scheduled to take place on March 1, 2023. As of today, your vote has not yet been registered. If you could please contact our Proxy Solicitor as soon as possible at 1-800- 330-4627 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time we would sincerely appreciate it. Your vote is very important. Thank you so much and have a great day.